Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Julie Sherman

Li Xiao

Re:	International Flavors & Fragrances Inc.

Form 10-K for Fiscal Year Ended December 31, 2023, Filed February 28, 2024

Form 10-Q for Fiscal Quarter Ended June 30, 2024, Filed August 6, 2024

File No. 001-04858

Dear Ms. Sherman and Ms. Xiao

I am writing to submit the responses of International Flavors & Fragrances Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) dated August 22, 2024 (the “Comment Letter”) relating to the above Form 10-K filed February 28, 2024 (the “10-K”) and Form 10-Q filed August 6, 2024 (the “10-Q”).

For ease of review, I have set forth below the comments of your letter and the Company’s responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Clawback Policy Considerations, page 1

1.

We note that in 2023 your executive officers received bonuses based on the achievement of performance targets as determined by your board of directors. We also note the statement on page 68 of your proxy statement that the restatements did not affect incentive-based compensation approved, awarded or granted and, “[a]s a result, no repayment was owed to the Company in connection with the restatements.” Please briefly explain for us why application of the recovery policy resulted in this conclusion. See Item 402(w)(2) of Regulation S-K.

Company’s Response: We respectfully acknowledge the Staff’s comment and note that the Company’s Dodd-Frank Clawback Policy (the “Policy”) was approved by the Company’s Board of Directors and became effective on October 2, 2023. Annual incentive compensation payable with respect to fiscal year 2022 was not subject to the Policy as it was received prior to the effective date of the Policy and Rule 10D-1 under the Securities Exchange Act of 1934. Annual incentive compensation payable with respect to fiscal year 2023, was not granted, earned or vested based on financial reporting measures impacted by the 2022 restatement. Performance Stock Units (“PSUs”), formerly referred to as the Long Term Incentive Plan (“LTIP”), awards granted in respect of the 2020-2022 performance cycle failed to achieve the applicable performance goals and no payouts were made in respect of such awards. PSUs in respect of the 2021-2023 performance cycle were not granted, earned or vested based on financial reporting measures impacted by the 2022 restatement. These PSUs did have a relative total shareholder return (“Relative TSR”) component, but our Relative TSR for the relevant three-year performance period failed to meet the threshold level of performance and thus no portion of the payout was tied to Relative TSR. The later PSU awards (2022-2024 performance cycle and later performance cycles) were not granted based on financial reporting metrics impacted by the 2022 restatement and, as “in-flight” awards, have not yet been vested or earned. Performance for these PSU awards will be calculated at the end of the appropriate performance period and, to the extent they are based on financial reporting measures impacted by the 2022 restatement, will be calculated on the basis of the restated financials. The foregoing is the basis upon which the Company’s Human Capital & Compensation Committee determined that there were no payments required to be recouped under the Policy. The terms “incentive compensation payment,” “financial reporting measure,” “received,” and “executive officer” have the meaning assigned to them in 17 C.F.R. §240.10D-1(d).

2.

It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Company’s Response: We respectfully acknowledge the Staff’s comment and note that in its future filings, the Company will provide disclosure about its recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual, as applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Note 3. Business Divestitures and Asset and Liabilities Held for Sale

Assets and Liabilities Held for Sale—Pharma Solutions, page 10

3.

Please provide us an analysis under ASC 205-20 as to how you have concluded that the sale of your Pharma Solution disposal group does not meet the discontinued operations criteria, where we note your disclosure that it does not constitute a strategic shift of your operations, and does not, and will not, have major effects on your operations and financial results. In that regard, we also note your disclosure that the Pharma Solution disposal group is primarily made up of most businesses within the Company’s existing Pharma Solutions reportable operating segment, which appears to have accounted for a significant percentage of sales, operating profit, and total assets of the company. Refer to examples under ASC 205-20-55-83 through 101.

Company’s Response: The Company acknowledges the Staff’s comment and notes that the Company did not account for the planned sale of the Pharma Solutions disposal group as a discontinued operation following its determination that the Pharma Solutions disposal group did not meet all of the criteria set forth under ASC 205-20-45 as of June 30, 2024.

ASC 205-20-45 requires that a component of an entity or a group of components of an entity to be disposed of by sale be reported as a discontinued operation if the disposal represents a strategic shift that will have a major effect on an entity’s operations and financial results. As of June 30, 2024, the Pharma Solutions disposal group did not meet the major impact criterion.

The Company assessed all relevant information regarding the planned sale of the Pharma Solutions disposal group in accordance with the guidance provided in ASC 205-20-55-83 through 101, which provides several examples of a strategic shift that will have a major effect on an entity’s operations and financial results including a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.

In assessing whether the planned sale of the Pharma Solutions disposal group would have a major impact, the Company performed a quantitative analysis which indicated that Pharma Solutions disposal group represented approximately 8.1% and 8.3% of the Company’s consolidated net sales, 10.7% and 10.5% of the Company’s consolidated adjusted operating EBITDA 1, and approximately 9.5% of the Company’s consolidated total assets, for the year ended, December 31, 2023, and six months ended, or as of June 30, 2024, respectively. Accordingly, the Company concluded that the planned sale of Pharma Solutions disposal group will not have a major effect on the Company’s operations or financial results. The Company noted that the impacts noted above are all significantly below the levels indicated in the examples referenced above, which further supported the Company’s conclusion that the planned sale will not have a major effect on the Company’s operations or financial results. Additionally, the Company also considered that these quantitative measures are significantly lower than the 20% thresholds for significance tests under Regulation S-X Rule 11-01 to meet the criteria of a “significant subsidiary,” which includes significant dispositions requiring a registrant to file pro forma financial information.

The Company further considered qualitative factors noting that the Pharma Solutions disposal group is not core to IFF’s other businesses and there are minimal synergies with other remaining IFF businesses. At the time of entering the sale agreement of the Pharma Solutions disposal group, the Company announced that the disposition of the Pharma Solutions disposal group was a step towards its portfolio optimization strategy and commitment to reducing its debt leverage to 3.0x or below and would enable the Company to increase focus on the core drivers of long-term profitable growth and maximize value for its shareholders. The Pharma Solutions disposal group was not considered to be one of the Company’s core drivers of long-term profitable growth.

Based on the quantitative and qualitative considerations made, the Company concluded that the planned sale of the Pharma Solutions disposal group will not have a major effect on the Company’s operations and financial results and, therefore, the results of the Pharma Solutions disposal group was not reported as a discontinued operation.

Please contact me by e-mail at Glenn.Richter@iff.com, if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Glenn Richter
Glenn Richter, Chief Financial & Business Transformation Officer

[1]

Management determined that Net Income for 2023 was not meaningful based on goodwill impairment and other one-time charges in 2023. The Company uses Adjusted Operating EBITDA as its metric to evaluate segment and business unit profit or loss, both internally as well as in communications with external stakeholders and as such it was used for the strategic shift analysis. Adjusted Operating EBITDA is defined as (Loss) Income Before Taxes before depreciation and amortization expense, interest expense, restructuring and other charges and certain items that are not related to recurring operations.